Filed by WestRock Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: WestRock Company
Commission File No. 001-38736
Date: March 13, 2024

The following is an announcement made by Tony Smurfit, Group Chief Executive Officer of Smurfit Kappa Group plc (“Smurfit Kappa”), to employees of Smurfit Kappa. The announcement was made available by WestRock Company to its employees on March 13, 2024.

Announcement

Update – Smurfit WestRock, Organisation and Leadership

13 March 2024

Following the 12 September 2023 announcement of the signing of a definitive transaction agreement to create Smurfit WestRock (the ‘Combination’), the integration planning process commenced for the new combined organisational design; the operational business model; and the operations leadership team.

I am very happy to share an important update regarding the future leadership team of Smurfit WestRock following the completion (‘Completion’) of the proposed Combination between Smurfit Kappa and WestRock, which is still subject to the satisfaction of the required closing conditions, including shareholder and regulatory approvals.

At the Group level

Upon Completion, I will be honoured and delighted to lead as Group CEO & President of Smurfit WestRock and to serve as a Director. I will work tirelessly to make Smurfit WestRock the greatest sustainable paper-based packaging company in the world. I am delighted that the following people will be appointed to leadership positions at Smurfit WestRock Group level.

•	Ken Bowles – will be appointed to the role of Executive Vice President & Group CFO, and a Director of Smurfit WestRock. Ken will lead and integrate all finance, compliance, and systems within the Group.
•	Gillian Carson-Callan – will be appointed Group Company Secretary ensuring all Group secretarial functions are maintained, as well as other groupwide responsibilities including insurance and risk.
•	Sharon Whitehead – will be appointed Group Chief Human Resources Officer and will lead on all groupwide HR activities.
•	Ray Murphy – will be appointed Group Corporate Planner and will continue to partner with operations and the Integration Management Office (‘IMO’), in support of successful integration.
•	Alvaro Henao and John Stakel – will both report directly to me as co-leads for our critical IMO teams and the creation of a successful combination.
•	Other Corporate Functions – Between now and completion we will work to define both the structure and potential leadership teams of the corporate functions. We will communicate more information as appropriate over the next 60 days.

On Completion, the CEO office will initially have the following 9 direct reports*:

Executive Vice	President & CEO	President & CEO	President & CEO
President & Group	N. America (Inc.	Europe, MEA & APAC	LATAM
CFO	Mexico)
Ken Bowles	Laurent Sellier	Saverio Mayer	Jairo Lorenzatto
Group Company	Group Chief Human	Group Corporate	IMO Integration
Secretary	Resources Officer	Planner	Leaders
Gillian Carson-Callan	Sharon Whitehead	Ray Murphy	Alvaro Henao
John Stakel

*Smurfit WestRock’s management team more broadly will evolve over time and during 2025. We will continue to work together post-closing to further evolve the functions.

At an Operations level

The operations of Smurfit WestRock will be organised around three regional structures following Completion:

•	Smurfit WestRock North America (includes Mexico) – led by Laurent Sellier, President & CEO
•	Smurfit WestRock Europe, MEA & APAC – led by Saverio Mayer, President & CEO
•	Smurfit WestRock LATAM – led by Jairo Lorenzatto, President & CEO

We plan to capitalise on the combined knowledge and experience of both Smurfit Kappa and WestRock.

1 - North America*: This region will encompass the United States, Mexico and Canada and will be led by Laurent Sellier, presently CEO of Smurfit Kappa the Americas. He will be based in Atlanta, Georgia, USA.. The operations leadership team for the region will be as follows:

Corrugated & Victory Packaging	Paper / Mills	Consumer Packaging	Mexico	Regional CFO
Patrick Kivits President USA & Canada	Tom Stigers President USA & Canada	Sam Shoemaker President USA & Canada	Jorge Angel CEO Mexico	Juan Pablo Perez CFO

* Regional functional leadership appointments and structures will be developed during the transition period post-Completion. Until then it is business as usual.

The WestRock Global Paper business, John O’Neal and team, will report into Laurent, and together they will begin to plan the optimal integration into the regional structure, while ensuring that we meet the needs of the external customers now and in the future.

2 – Europe, MEA & APAC*: This region will encompass operations in Europe and Africa, as well as Asia Pacific and India, and will be led by Saverio Mayer, presently CEO of Smurfit Kappa Europe. He will be based in Amsterdam, Netherlands.

In addition to the existing Country CEO and functional leadership structures in Smurfit Kappa Europe (which does not change), the operations leadership team for the region will be as follows:

Corrugated & Consumer Packaging	Paper/Mills	Regional CFO
Edwin Goffard** President	Javier Rivas President	Pat McNeill CFO
**The Consumer Packaging Business in Europe, MEA & APAC will continue to be managed as it is currently, led by Mark Shaw as Business CEO reporting to Edwin Goffard.

*Regional functional Leadership appointments and structures will be developed during the transition period post-Completion. Until then, it is business as usual.

3 – LATAM*: This region will encompass Central America and the Caribbean, Argentina, Brazil, Chile, Colombia, Ecuador, and Peru. It will be led by Jairo Lorenzatto. Jairo, currently President of WestRock LATAM, will be based in Miami, Florida, USA.

The region will be organised on a country-by-country basis as is the case in Smurfit Kappa currently. The operations leadership team for the region will be as follows:

Brazil	Colombia & Central Cluster	Argentina & Chile	Regional CFO
Manuel Alcala Country CEO	German Gambini Cluster CEO	Rodrigo Longarte Cluster CEO	Luis Mercader CFO

* Regional functional Leadership appointments and structures will be developed during the transition period post-Completion. Until then, it is business as usual.

I am sure that you will join with me in wishing all of the above leaders’ great success in the years ahead. For my part, I am incredibly excited about the future of Smurfit WestRock and what the combination of these two great organisations can bring for employees, customers, shareholders, and the communities in which we have the privilege to operate following Completion.

Smurfit WestRock will embrace the core values of loyalty, integrity, respect, and safety, in addition to a performance-led culture which will devolve responsibility to the regions and, in turn, to the divisions and operating units. With your continued dedication, support and operating excellence, Smurfit WestRock will be recognised, respected, and valued as the global leader in sustainable paper-based packaging.

I really look forward to the day when we become Smurfit WestRock and have our futures together.

Tony Smurfit

Group Chief Executive Officer

Smurfit Kappa Group plc

Please refer to the accompanying appendix with additional information on each leader.

Additional Note: All appointments are being made as a result of leadership requirements relating to the proposed Combination of Smurfit Kappa and WestRock. These appointments are effective only upon the Completion date, and any role changes would become permanent only upon the successful Completion of the proposed Smurfit WestRock Combination.

Smurfit WestRock Future Organisational Leadership

13th March 2024

Creating the future together

PRIVATE & CONFIDENTIAL

Smurfit WestRock Future Organisational Leadership 13th March 2024

Group CEO Office Upon Closing - Smurfit WestRock Tony Smurfit Group CEO & President SK Years Service: 39 Start Date: 1 Feb 1985 Laurent Sellier President& CEO N.America(IncMexico) SK Years Service: 28 Start Date: 1 Nov 1995 Sharon Whitehead Chief Human Resources Officer SK Years Service: 5 Start Date: 11 Mar 2019 Alvaro Henao IMO Integration Leader SK Years Service: 35 Start Date: 1 Sep 1988 Ken Bowles Executive Vice President & Group CFO SK Years Service: 29 Start Date: 20 Jun 1994 Jairo Lorenzatto President & CEO LATAM WRK Years Service: 16 Start Date: 1 Nov 2007 Gillian Carson-Callan Company Secretary SK Years Service: 14 Start Date: 2 Jun 2009 Saverio Mayer President & CEO Europe, MEA & APAC SK Years Service: 37 Start Date: 22 Apr 1986 Ray Murphy Group Corporate Planner SK Years Service: 34 Start Date: 4 Sep 1989 John Stakel IMO Integration Leader WRK Years Service: 16 Start Date: 21 Jan 2008 A person in a suit Description automatically generated A person in a blue jacket Description automatically generated Jorge Angel CEO Mexico SK Years Service: 36 Start Date: 18 Jan 1988 Sam Shoemaker President USA & Canada Consumer Packaging WRK Years Service: 1 Start Date: 15 Aug 2022 Edwin Goffard President Corrugated & Consumer Packaging SK Years Service: 20 Original Start Date: 1 May 1999 Javier Rivas President Paper/Mills SK Years Service: 32 Start Date: 6 May 1991 Pat McNeill Regional CFO SK Years Service: 40 Start Date: 30 Aug 1983 Manuel Alcala CEO Brazil SK Years Service: 34 Start Date: 15 Feb 1990 German Gambini CEO Colombia & Central America SK Years Service: 18 Start Date: 1 Nov 2005 Rodrigo Longarte CEO Argentina & Chile SK Years Service: 20 Start Date: 2 Aug 2003 Luis Mercader Regional CFO SK Years Service: 19 Start Date: 23 Feb 2005

North America Future Operations Leadership Announced Europe, MEA & APAC Future Operations Leadership Announced LATAM Future Operations Leadership Announced Patrick Kivits President USA & Canada Corrugated WRK Years Service: 4 Start Date: 15 Nov 2019 Tom Stigers President USA & Canada Paper/Mills WRK Years Service: 22 Start Date: 4 Jun 2001 Juan Pablo Perez Regional CFO SK Years Service: 27 Start Date: 6 May 1996 Mark Shaw Business CEO Consumer Packaging WRK Years Service: 5 Start Date: 14 Jan 2019

Additional Information about the Proposed Transaction and Where to Find It

In connection with the Transaction, the entity which will ultimately own the combined businesses of Smurfit Kappa and WestRock following the Transaction (“Smurfit WestRock”) will file with the SEC a registration statement, which will include a proxy statement of WestRock that will also constitute a prospectus of Smurfit WestRock (the “proxy statement/prospectus”). Each of Smurfit Kappa, WestRock and Smurfit WestRock will also file other relevant documents in connection with the Transaction. The definitive proxy statement/prospectus will be sent to the stockholders of WestRock. Smurfit Kappa will also publish a shareholder circular approved by the UK Financial Conduct Authority (the “FCA”), which will be sent to Smurfit Kappa’s shareholders or otherwise made available in accordance with Smurfit Kappa’s articles of association and the UK Listing Rules. Smurfit WestRock will publish a prospectus approved by the FCA, which will be made available in accordance with Rule 3.2 of the UK Prospectus Regulation Rules (the “UK listing prospectus”). This material is not a substitute for any registration statement, proxy statement/prospectus, UK listing prospectus or other document Smurfit Kappa, WestRock and/or Smurfit WestRock may file with the SEC or applicable securities regulators in the United Kingdom and Ireland in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF SMURFIT KAPPA AND WESTROCK ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDER CIRCULAR AND THE UK LISTING PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM AND IRELAND, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SMURFIT KAPPA, WESTROCK, SMURFIT WESTROCK, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia or by calling (770) 448-2193, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder circular, UK listing prospectus and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom and Ireland by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, Smurfit Kappa’s or WestRock’s website is not incorporated by reference into this material.

This material is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This material is not a solicitation of proxies in connection with the Transaction. However, under SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Transaction.

Information about (i) WestRock’s directors is set forth in the section entitled “Board Composition” on page 8 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here) and (ii) WestRock’s executive officers is set forth in the section entitled “Executive Officers” on page 141 of WestRock’s Annual Report on Form 10-K filed with the SEC on November 17, 2023 (and available here). Information about the compensation of WestRock’s directors is set forth in the section entitled “Director Compensation” starting on page 19 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here) and on WestRock’s current report on Form 8-K filed with the SEC on December 15, 2023 (and available here). Information about the compensation of WestRock’s executive officers is set forth in the section entitled “Executive Compensation Tables” starting on page 38 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended) are disclosed in the section entitled “Certain Relationships and Related Person Transactions” on page 20 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). Information about the beneficial ownership of WestRock’s securities by WestRock’s directors and named executive officers is set forth in the section entitled “Beneficial Ownership of Common Stock” starting on page 53 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). As of January 29, 2024, none of the participants (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) owned more than 1% of shares of common stock, par value $0.01 per share, of WestRock.

Information about Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Board of Directors,” starting on page 100 of Smurfit Kappa’s 2022 Annual Report (the “Smurfit Kappa 2022 Annual Report”) published on Smurfit Kappa’s website on March 28, 2023 (and available at https://www.smurfitkappa.com/investors/reports-and-presentations) which was filed with the FCA in the United Kingdom on March 28, 2023, Euronext Dublin in Ireland on March 28, 2023 and the Irish Companies Registration Office in Ireland on September 30, 2023. Information about the compensation of Smurfit Kappa executive officers and directors is set forth in the remuneration report starting on page 120 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Transactions with related persons (as defined under Paragraph 24 of the International Accounting Standards) are disclosed in the subsection entitled “Related Party Transactions” to the section entitled “Notes to the Consolidated Financial Statements,” on pages 219 and 220 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Information about the beneficial ownership of Smurfit Kappa’s securities by Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Executive Directors’ Interests in Share Capital at 31 December 2022,” on page 133 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Information Regarding Forward-Looking Statements

Statements in this material that do not relate strictly to historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on the Company’s current expectations, beliefs, plans or forecasts and use words such as “may”, “will”, “could”, “should”, “would”, “anticipate”, “intend”, “estimate”, “project”, “plan”, “believe”, “expect”, “target”, “prospects”, “potential”, “commit” and “forecast”, or words of similar import or meaning or refer to future time periods. Forward-looking statements involve estimates, expectations, projections, goals, targets, forecasts, assumptions, risks and uncertainties. A forward-looking statement is not a guarantee of future performance, and actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, such as developments related to pricing cycles and volumes; economic, competitive and market conditions generally, including macroeconomic uncertainty, customer inventory rebalancing, the impact of inflation and increases in energy, raw materials, shipping, labor and capital equipment costs; reduced supply of raw materials, energy and transportation, including from supply chain disruptions and labor shortages; intense competition; results and impacts of acquisitions, including operational and financial effects from the acquisition of the remaining 67.7% interest in Gondi, S.A. de C.V. and divestitures; business disruptions, including the occurrence of severe weather or a natural disaster or other unanticipated problems, such as labor difficulties, equipment failure or unscheduled maintenance and repair or public health crises; failure to respond to changing customer preferences and to protect our intellectual property; the amount and timing of capital expenditures, including installation costs, project development and implementation costs, and costs related to resolving disputes with third parties with which we work to manage and implement capital projects; risks related to international sales and operations; the production of faulty or contaminated products; the loss of certain customers; adverse legal, reputational, operational and financial effects resulting from information security incidents and the effectiveness of business continuity plans during a ransomware or other cyber incident; work stoppages and other labor relations difficulties; inability to attract, motivate and retain qualified personnel, including as a result of the Transaction; risks associated with sustainability and climate change, including our ability to achieve sustainability targets and commitments and realize climate-related opportunities on announced timelines or at all; our inability to successfully identify and make performance improvements and deliver cost savings and risks associated with completing strategic projects on anticipated timelines and realizing anticipated financial or operational improvements on announced timelines or at all, including with respect to our business systems transformation; risks related to the Transaction, including our ability to complete the Transaction on the anticipated timeline, or at all, restrictions imposed on our business under the Transaction Agreement, disruptions to our business while the Transaction is pending, the impact of management’s time and attention being focused on consummation of the Transaction, costs associated with the Transaction, and integration difficulties; risks related to our indebtedness, including increases in interest rates; the scope, costs, timing and impact of any restructuring of our operations and corporate and tax structure; the scope, timing and outcome of any litigation, claims or other proceedings or dispute resolutions and the impact of any such litigation (including with respect to the Brazil tax liability matter); and additional impairment charges. Such risks and other factors that may impact forward-looking statements are discussed in WestRock’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023, as well as in our subsequent filings with the SEC. The information contained herein speaks as of the date hereof, and the Company does not have or undertake any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.